January 12, 2006

Mr. Rahoul Sharan Fax: (604) 689-1817
President
Uranium Power Corp.
#525 - 999 West Hastings Street
Vancouver, BC
CANADA V6C 2W2

AMENDED LETTER AGREEMENT #2

Dear Rahoul:

Uranium Power Corp. (“UPC”) entered into a Purchase and Sales Agreement on December 8, 2004 (“Agreement”) with U.S. Energy Corp. (“USE”), Crested Corp. (“Crested”) and a joint venture between USE and Crested (referred to as “USECC”), hereinafter collectively referred to as the “USE Parties”. Paragraph 4 requires UPC to make purchase price payments for the properties on specific dates as specified in the Agreement. UPC and the USE Parties have agreed to make the following changes in Paragraph 4 of the Agreement:

1.
UPC’s payment of $800,000 (U.S. cash) and 750,000 common shares of UPC stock that is required to made on June 29, 2006 and their payment of $800,000 (U.S. cash) and 750,000 common shares of UPC stock that is required to made on December 29, 2006 pursuant to paragraph 4 (i) of the Agreement shall be due and payable as following: The $1.6 million (U.S. cash) shall be paid by UPC to the USE Parties on or before January 13, 2006. The stock will be sent to the USE Parties as soon as possible in compliance with the regulations of the Exchange.

2.
UPC’s payment of $1.5 million (U.S. cash) that is required to made on April 29, 2006 and their payment of $1.5 million (U.S. cash) that is required to made on October 29, 2006 pursuant to paragraph 4 (ii) of the Agreement shall be paid by UPC to the USE Parties as follows: $1.5 million (U.S. cash) on or before April 29, 2007 and $1.5 million (U.S. cash) on or before October 29, 2007, provided however, UPC agrees to immediately pay to USE Parties 50% of all money raised after January 13, 2006 until the two $1.5 million dollar (U.S. cash) payments are made irrespective of these revised dates.

3.
UPC shall also pay to the USE Parties the $152,011.89 (U.S. cash) outstanding balance for the 2005 drilling program approved by UPC and $400,000 (U.S. cash) of the $775,440 budgeted for the first half of the 2006 drilling program on or before January 13, 2006.

4.	All other terms and conditions of the Agreement shall remain unchanged by this Amended Letter Agreement #2.

This Amended Letter Agreement #2 is effective on the 13th day of January, 2006.

URANIUM POWER CORP.

By:   /s/ Rahoul Sharan
Rahoul Sharan
Its: President

U.S. ENERGY CORP.

By:   /s/ Mark J. Larsen
Mark J. Larsen
Its: President

U.S. ENERGY CORP. and CRESTED CORP. dba THE USECC JOINT VENTURE

U. S. ENERGY CORP.

By:   /s/ Mark J. Larsen
Mark J. Larsen
Its: President

CRESTED CORP.

By:   /s/ Harold F. Herron
Harold F. Herron
Its: President